NovaGold Resources Inc.
Second Quarter Report May 31, 2004

Second Quarter 2004 Report to the Shareholders

NovaGold Resources Inc. is pleased to report its financial and operating results for the six month period ended May 31, 2004 together with an update of the Company's activities through the end of July 2004.

During the period since NovaGold’s last quarterly report, the Company achieved several important milestones as part of the Company’s continued rapid growth. Of specific note, NovaGold completed the acquisition of the remaining 45% minority interest in SpectrumGold on July 15, 2004 with an overwhelming 99% of SpectrumGold shareholders approving the share exchange. Management believes that this transaction will significantly benefit all shareholders by consolidating its 100% interest in the Galore Creek asset and thereby forming an exploration focused, emerging gold producing company with four separate million-plus-ounce development stage projects including three of the largest undeveloped resources in North America. NovaGold continues to rapidly progress these four advanced stage projects toward production with an ambitious exploration and development program. Currently over $25 million is budgeted to be invested this year, including $10 million by the Company’s joint venture partners. The 2004 exploration and development programs will include an estimated minimum of 40,000 meters (130,000 feet) of drilling with the majority of the work focused at the Galore Creek, Rock Creek, Ambler, and Donlin Creek Projects. Below is a brief progress update on the Company’s advanced stage projects and an overview of the Company’s revenue generating activities at its Nome Operations.

Galore Creek

At the Company’s 100% controlled Galore Creek property an updated resource estimate based on drilling from last fall was completed during the quarter showing that the deposit contains an Indicated Resource of 4.0 million ounces of gold, 52.2 million ounces of silver and 4.6 billion pounds of copper with an additional Inferred Resource of 1.2 million ounces of gold, 17.2 million ounces of silver and 1.3 billion pounds of copper using a 0.5% copper equivalent cut-off grade. The new resource confirms the previous historic resource estimates and shows greater contained metal in the Indicated Resources category of 15% for gold and 14% for copper. The deposits remain open to further expansion both at depth and along strike. In addition, NovaGold’s expanded exploration program at Galore Creek will also test new zones outside of the known deposits with the objective of defining additional resources on the property.

Currently up to 70 technical personnel are on-site with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. The 2004 program at Galore Creek will be one of the largest exploration programs in British Columbia with a current budget of over $8 million with at least $5 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated.

A total of four drill rigs are operating on site with a minimum 20,000 meter (65,000 foot) drill program planned for the summer. Two drill rigs are testing the southeast margin of the Galore Main deposit where drilling from last fall intersected a significant new zone of mineralization below and to the east of the main deposit. Fifteen drill holes have been completed totaling over 5,000 meters (16,000 feet) encountering significant mineralization. A third drill is currently working at the adjacent Copper Canyon area. These initial drill holes are currently being logged, cut and sampled with assay results expected in the next few weeks. A fourth drill rig is completing geotechnical drill holes for pit design work. A fifth drill is scheduled to move onto the property within two weeks and will be directed at exploration of satellite deposits.

An extensive ground geophysical program is nearly complete and has identified an extensive induced polarization chargeability anomaly continuing from the Main Galore deposit to depth and to the east of known mineralization. This preliminary data suggests a dramatic increase in the

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 1

apparent size of the mineral system and has identified a large area of prospective ground for additional exploration. A detailed airborne geophysical survey is planned to begin in August providing coverage of the Grace and Copper Canyon areas as well.

Hatch Engineering is completing an independent Preliminary Economic Assessment Study that is anticipated in August 2004 and will evaluate in detail the access and infrastructure needs for the project, as well as look at the best approaches to mining, processing and transportation of the concentrate product. This study will also estimate the capital and operating costs and manpower needs for the project as currently envisioned by NovaGold.

The Company continues to prioritize working with representatives from the Tahltan First Nation, local governments and the BC provincial government. The project has received strong interest and support from each of these groups in recognition of the potential significant economic benefits to the region.

Donlin Creek Project

The Donlin Creek Project is being developed in joint venture with Placer Dome Inc., the world’s 5th largest gold producer. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a bankable feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. The project is currently at the Pre-Feasibility stage of development. Placer Dome is targeting to commence the final Feasibility Study in the fourth quarter of 2004 along with the start of the permit process. A mine construction decision is targeted by 2007.

Donlin Creek hosts a measured and indicated resource of 11 million ounces and an additional inferred resource of 14 million ounces of gold, making it one of the largest undeveloped gold deposits in North America. As currently envisioned, Donlin Creek would be developed as a large scale, open-pit mining operation that would produce in excess of 1 million ounces gold per year.

Placer Dome plans to spend $8 million (US$6 million) in 2004 on engineering and environmental studies for development of the project. On-going studies have identified feasible alternatives for project access and power supply. The joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Rock Creek and Nome Projects

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated with independent engineering firm Norwest Corporation. In addition, with one year’s worth of environmental baseline data, the permitting process is anticipated to begin in the second half of 2004. The Company anticipates completing additional in-fill drilling and metallurgical testwork in 2004 as part of the final Feasibility Study. A budget of $6.7 million (US$5 million) is planned for the development work in 2004 at Rock Creek. Approximately 1,650 meters (5,400 ft) of HQ triple tube diamond drilling in 20 holes has been completed along with a 1,000 meter (3,300 ft) trench program across the main mineralized zone. A twin drill hole program of duplicate best method reverse circulation (RC) drilling has also been initiated as part of the reserve definition program developed by engineering firm AMEC E&C Limited in lieu of a bulk sample. Further infill drilling to convert remaining areas of Inferred Resources to Indicated Resources has also begun with the first diamond drill hole now complete. The infill drill program will total 2,900 meters (9,500 ft) in 42 drill holes of both RC and core.

The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year at a total cash cost of US$200 per ounce. A mine construction decision at Rock Creek is targeted for 2005 after completion of the final fea-

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 2

sibility study and receipt of construction permits. The State of Alaska has allocated and approved US$5 million in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek project area in 2004.

At the nearby 100% owned Big Hurrah property outside of Nome, NovaGold is planning for a 2,900 meter (9,500 ft) program of both RC and core to test the potential to develop a near surface gold resource. Historic work on the property has identified multiple shallow mineralized zones grading as much as 10 g/t gold with similar characteristics to Rock Creek. After completion of the twin and in-fill program at Rock Creek the drills will be mobilized to Big Hurrah.

Ambler Project

In March 2004, NovaGold announced the signing of a strategic alliance with Rio Tinto in Northwestern Alaska on the Ambler property. The agreement allows NovaGold to earn a 51% interest in this precious metal rich, vol-canogenic massive sulfide (VMS) property that covers 35,000 acres (14,000 hectares). The most advanced target is the Arctic deposit hosting a historic inferred resource of 36 million tonnes with precious metals grading 0.7 g/t gold and 55 g/t silver and base metals grading 4% copper, 5.5% zinc and 0.8% lead. This estimate was based on 70 wide spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys. The Arctic deposit ranks among the largest and richest undeveloped VMS deposits in the world based on total in-situ metal value and in-situ value per tonne. The contained precious metals in this resource total 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead.

Mobilization of the project exploration team has been completed. The initial exploration program for this summer will focus on developing an updated geologic model for the project through detailed re-logging of the existing core, and an initial 2,000 meter (6,000 foot) core drilling program. Drill supplies and fuel are currently being ferried to the project airstrip in anticipation of the start of drilling in early August. Management believes that there is excellent potential to expand the existing resources on the project and that the precious metals content in particular may have significant upside.

Brewery Creek

NovaGold completed an initial exploration program at the Brewery Creek property in the Yukon. Several targets have been identified along the 15 kilometer mineralized trend with potential for a major sulfide gold target. A ground geophysical survey completed early this summer identified a series of large untested induced polarization chargeability anomalies around the higher grade Blue and Pacific pits at Brewery Creek.

NovaGold drilled five initial core holes totaling 800 meters (2,500 feet) on several priority targets at Brewery Creek all of which encountered significant intervals of intensely altered porphyry intrusive. The drill holes have been logged, split and sampled with assay results anticipated in August. Based on positive results a follow-up program drill program is anticipated.

Nome Operations

The Company is anticipating a good year at its Nome sand-and-gravel and real estate businesses held by the Company’s wholly-owned subsidiary Alaska Gold Company. The State of Alaska continues to move forward with plan to purchase approximately 300 acres of land from the Company for Phase 1 of a multi-phase expansion of the Nome Airport facility. The State of Alaska has approved funds for that purchase and engaged an appraiser to value the land. NovaGold has also engaged an appraiser and anticipates finalizing a sale agreement later in 2004. In addition, the Port of Nome is also being expanded under a $39 million match-

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 3

ing federal grant to the City of Nome. The project is in the final planning stages and the primary contractor has been selected with initial construction set for 2004. Both the Airport and Port expansion projects, along with the Glacier Creek road project are expected to have a favorable impact on the Company’s sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation.

We look forward to reporting on further positive developments on the Company’s projects during the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & Chief Executive Officer
July 28, 2004

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 4

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (NovaGold) is dated July 29, 2004 and provides an analysis of NovaGold’s financial results for the three and six months ended May 31, 2004 compared to the same periods in the previous year. The following information should be read in conjunction with the Company’s May 31, 2004 unaudited consolidated financial statements and related notes, and the Company’s November 2003 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold had $57 million of cash at May 31, 2004, has no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange and the American Stock Exchange (symbol NG).

Results of Operations

The Company had a net loss of $6.5 million (or $0.12 per share) for its second quarter ended May 31, 2004, compared with a net loss of $3.4 million (or $0.08 per share) for the same quarter in 2003. The increase in the quarter’s loss was mainly due to the adoption of the new rules related to the accounting for stock-based compensation (See "Changes to Accounting Policies"). Under these new rules there was a charge for a stock-based compensation of $5.5 million in the quarter with no comparable amount in 2003. The accounting for stock-based compensation includes an equivalent $5.5 million amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge. The Company’s net loss before stock-based compensation was $1.0 million (or $0.02 per share) in the quarter compared with a loss of $3.4 million (or $0.08 per share) in 2003. In the quarter there was an increase in net revenues of $0.5 million, a decrease in the write-down of mineral properties of $1.5 million and a reduction of foreign exchange losses of $0.6 million.

Net revenue from the Company’s Nome, Alaska operations and interest income totaled $0.6 million for the second quarter of 2004, compared with $0.1 million in the same period in 2003. The Company completed a number of land sales in the quarter and realized interest income of $0.4 million from its cash holdings.

Expenses were $7.2 million for the second quarter 2004, including the stock-based compensation charge for the second quarter 2004 of $5.5 million, compared with $3.5 million in the same quarter 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.2 million in the quarter due mainly to increased insurance costs, and regulatory, stock exchange and annual reporting costs. Professional fees increased by $0.1 million. A foreign exchange loss of $0.1 million was reported in the second quarter of 2004 compared with a loss of $0.7 million in the same period of 2003. The Canadian dollar has been more stable during 2004 resulting in a small foreign exchange loss in the second quarter of 2004.

The Company had a net loss of $6.8 million (or $0.13 per share) for the six months ended May 31, 2004, compared with a net loss of $4.8 million (or $0.11 per share) for the same period in 2003. Stock-based compensation charge during the six months ended May 31, 2004 was $5.5 million compared to nil for the same period in 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.3 million in the six months ended May 31, 2004 compared with the same period in 2003. Professional fees increased by $0.1 million. A foreign exchange loss of $0.1 million was reported in the six

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 5

months ending May 31, 2004 compared to a loss of $1.1 million in the same period of 2003.

Liquidity and Capital Resources

The Company expended $3.0 million on net operating activities during the six months ended May 31, 2004 compared to $5.6 million during the same period in 2003. For both periods, the majority of the cash flow resulted from non-cash working capital changes related mainly to payments to vendors for mineral property exploration and related activities. The Company’s exploration activities are seasonal in nature and programs tend to be completed by November and restart late in the spring.

The Company received net proceeds of $6.1 million from the exercise of stock options and warrants in the six months ended May 31, 2004 compared with $0.4 million for the same period in 2003.

The Company expended $5.4 million on investing activities in the six months ended May 31, 2004 compared with $1.2 million in the same period 2003. The majority of the mineral property expenditures occurred at the Rock Creek and Galore Creek projects. During the six months the Company also expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, immediately north of the Galore Creek property.

At May 31, 2004 the Company had working capital of $54.4 million compared with $54.7 million at November 30, 2003.

Selected Financial Data

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03	11/30/02	8/31/02
	$	$	$	$	$	$	$	$

Net revenues	581	735	545	359	129	226	344	563
Loss for the quarter	(6,533)	(294)	(1,537)	(636)	(3,420)	(1,360)	(559)	(810)
Loss per share -
basic and diluted	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)	(0.03)	(0.02)
Expenditures on mineral
properties and related
deferred costs (1)
USA	970	480	2,916	1,942	781	238	6,429	4,619
Canada	1,553	437	(109)	2,745	24	22	0	1
(1) expenditures on mineral properties and related deferred costs are net of recoveries and option payments.

The Company carries out exploration activities in Canada and the United States. Factors that cause fluctuations in the Company’s quarterly results are the timing of the Nome operations sales and the write-offs of mineral property costs previously capitalized. The majority of the Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are incurred in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and the Company therefore does not anticipate being materially susceptible in 2004 to currency variations.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 6

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. Most of the Company’s expenditures on its properties are of a discretionary nature. At May 31, 2004, the Company’s aggregate commitments for operating leases totaled $0.5 million spread evenly over the next five years. The Company has no significant financial or other instruments except that its cash funds are largely invested in high quality commercial or bank paper with a term of less than three months and which may be easily liquidated.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Reclamation Costs
In recent years, the Company’s activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase related to assessing the technical feasibility and commercial viability of discovered mineral resources. Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

The Company’s accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

On December 1, 2003 the Company adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement. During the three months ended May 31, 2004,

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 7

stock options were granted and a stock-based compensation expense of $5.5 million was recorded.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title in the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Gold Price Volatility
The market price for gold is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of gold. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Outlook

Currently over $25 million is budgeted to be invested in 2004 on exploration and development programs on the Company’s properties, including $10 million by joint venture partners. This work will include an estimated 40,000 meters of drilling with the majority of the work focused at the Galore Creek, Rock Creek, Ambler, and Donlin Creek Projects. Approximately $4 million of NovaGold’s $15 million share has been incurred as of May 31, 2004.

At the Company’s 100% controlled Galore Creek property the 2004 program will be one of the largest exploration programs in British Columbia with a current budget of over $8 million with at least $5 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated. Other work is focused on geotechnical drilling, geophysics, mine and infrastructure planning, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. A minimum of 20,000 meters of core drilling is planned in this year’s program. An independent Preliminary Economic Assessment Study is anticipated to be finalized in August 2004 and will evaluate in detail the access and infrastructure needs for the project, as well as look at the best approaches to mining, processing and transportation of

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 8

the concentrate product. This study will also estimate the capital and operating costs, and manpower needs for the project as currently envisioned by NovaGold.

At Donlin Creek, NovaGold’s joint venture partner Placer Dome plans to spend US$6 million in 2004 on engineering and environmental studies for development of the project with no financial contribution required by NovaGold. Ongoing studies have identified feasible alternatives for project access and power supply.

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated with independent engineering firm Norwest Corporation. The company anticipates completing additional in-fill drilling and metallurgical testwork in 2004 as part of the final Feasibility Study. A budget of US$5 million is planned for the development work in 2004 at Rock Creek and a 2,900 meter drill program at the nearby 100% owned Big Hurrah property located outside of Nome.

In March 2004, NovaGold signed a strategic alliance with Rio Tinto in Northwestern Alaska on the Ambler property. The agreement allows NovaGold to earn a 51% interest in this property by expending US$20 million over 12 years of which US$5 million must be incurred in the first 5 years and in the same period NovaGold must obtain memoranda of understanding with certain land owners necessary to provide access for mine development. The initial exploration program for this summer will focus on developing an updated geologic model for the project through detailed re-logging of the existing core, and an initial 2,000 meter core drilling program. A total of US$1.5 million is budgeted for 2004 for the Ambler project.

There have been significant problems this summer in Western Canada and Alaska with forest fires and the resulting smoke. This has delayed and disrupted activities at our Galore Creek, Brewery Creek and Ambler properties. The disruptions for Galore Creek and Ambler have mainly been related to the availability of helicopters, but the smaller $0.5 million drill program at Brewery Creek was shut down early due to the fires that extended several times onto the property and, pending drill results, the Company may resume drilling at Brewery Creek in the fall or next year. The Company does not currently expect that these disruptions will materially affect its exploration program.

On the corporate front, on July 15, 2004 the Company completed the business combination of SpectrumGold Inc. (SpectrumGold) and the Company by way of plan of arrangement. Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. A total of 8,573,518 shares of the Company were issued on July 15, 2004 and the Company assumed existing SpectrumGold options, warrants and a property option under which 1,930,370 shares may be issued to the holders. The transaction will be accounted for using the purchase method, with any excess purchase price being allocated to the Galore Creek project in consolidated mineral properties and related deferred costs.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management Discussion and Analysis but occur elsewhere in the Annual Report as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 9

Consolidated Balance Sheets - Unaudited

	in thousands of Canadian dollars

	May 31,	November 30,
	2004	2003
	$	$

Assets
Current assets
Cash and cash equivalents	57,447	59,747
Restricted cash	464	54
Accounts receivable	549	189
Amounts receivable from related party	13	13
Inventory – other	103	99
Deposits and prepaid amounts	824	733
	59,400	60,835

Officer loan receivable	204	215
Land	1,757	1,683
Property, plant and equipment	1,102	660
Mineral properties and related deferred costs (note 2)	39,770	36,330
Investments	1,544	130
Reclamation deposit	105	105
	103,882	99,958

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,664	4,775
Loan payable	200	200
Provision for reclamation costs	1,142	1,136
	5,006	6,111

Deferred tenant inducements	106	119
Provision for reclamation costs	536	536
Minority interest	9,415	9,130
	15,063	15,896
Shareholders’ equity
Share capital (note 3)	163,607	157,475
Contributed surplus	820	820
Stock-based compensation	5,475	23
Deficit	(81,083)	(74,256)
	88,819	84,062
	103,882	99,958
Nature of operations (note 1)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 10

Consolidated Statements of Operations and Deficit - Unaudited

	in thousands of Canadian dollars		in thousands of Canadian dollars
	Three Months Ended		Six Months Ended
	May 31		May 31
	2004	2003	2004	2003
	$	$	$	$
Revenue
Land, gravel, gold and other revenue	238	57	617	254
Interest income	367	72	735	152
	605	129	1,352	406

Cost of sale	24	30	36	81
	581	99	1,316	325

Expenses and other
Corporate development and communication	262	242	392	435
Foreign exchange loss	90	658	57	1,125
General and administrative	526	331	1,043	541
Mineral property recovery in excess of costs	(40)	-	(109)	-
Professional fees	316	239	455	376
Stock-based compensation	5,452	-	5,452	-
Wages and benefits	570	546	979	1,125
Write-down of mineral properties	-	1,503	-	1,503
	7,176	3,519	8,269	5,105

Minority interest	62	-	126	-
Loss for the period	(6,533)	(3,420)	(6,827)	(4,780)
Deficit – Beginning of period	(74,550)	(68,663)	(74,256)	(67,303)

Deficit - End of period	(81,083)	(72,083)	(81,083)	(72,083)

Loss per share
Basic and diluted	(0.12)	(0.08)	(0.13)	(0.11)

Weighted average number of shares	54,094,759	42,646,739	53,691,688	42,602,072

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 11

Consolidated Statement of Cash Flows - Unaudited

	in thousands of Canadian dollars		in thousands of Canadian dollars
	Three Months Ended		Six Months Ended
	May 31		May 31

	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used by)

Operating activities
Net loss for the period	(6,533)	(3,420)	(6,827)	(4,780)
Items not affecting cash
Foreign exchange loss	90	658	57	1,125
Amortization	47	38	94	77
Mineral property recovery in excess of cost	(40)	-	(109)	-
Minority interest	178	-	285	-
Stock-based compensation (note 4)	5,452	-	5,452	-
Write-down of mineral properties
and deferred costs	-	1,503	-	1,503
	(806)	(1,221)	(1,048)	(2,075)

Net change in non-cash working capital
Increase/(decrease) in amounts receivable,
deposits and prepaid amounts	(177)	194	(440)	(183)
(Increase)/decrease in inventory	(2)	11	(4)	11
Increase/(decrease) in accounts payable
and accrued liabilities	232	248	(1,503)	(3,345)
	(753)	(768)	(2,995)	(5,592)
Financing activities
Proceeds from issuance of common shares - net	3,023	100	6,132	414

Investing activities
Investments	(1,000)	-	(1,180)	-
Acquisition of property, plant and equipment	(466)	(339)	(549)	(381)
Expenditures on land improvements	-	-	(74)	-
Increase in restricted cash	(410)	-	(410)	-
Expenditures on mineral properties and
related deferred costs - net	(2,523)	(545)	(3,565)	(805)
Increase in accounts payable and
accrued liabilities	677	-	398	-
	(3,722)	(884)	(5,380)	(1,186)

Effect of exchange rate on cash and cash
equivalents	(90)	(658)	(57)	(1,125)
Decrease in cash and cash equivalents
during the period	(1,542)	(2,210)	(2,300)	(7,489)
Cash and cash equivalents -
Beginning of the period	58,989	15,108	59,747	20,387
Cash and cash equivalents -
End of the period	57,447	12,898	57,447	12,898

Supplemental disclosure
Mineral property recovery in excess of cost	40	-	109	-
Shares received from option agreement	-	-	125	-

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 12

Notes to Consolidated Statements - Unaudited

1. Nature of operations and basis of presentation

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory.

These consolidated financial statements include the accounts of NovaGold Resources Inc., its controlled subsidiary, SpectrumGold Inc. (SpectrumGold) and its material wholly owned subsidiaries, Alaska Gold Company and NovaGold Resources Alaska, Inc.

The consolidated accounts have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2003 Annual Report and have been consistently followed in the preparation of these financial statements. Accordingly, these financial statements should be read in conjunction with the Company’s 2003 Annual Report.

2. Mineral properties and related deferred costs

For the six months ended May 31, 2004:	in thousands of Canadian dollars

	Balance		Tax recovery (1)		Balance
	November 30,		Adjustment (2)		May 31,
	2003	Expenditures	Option receipt (3)		2004
	$	$	$		$
Alaska, USA
Donlin Creek	17,419	2	-		17,421
Rock Creek	8,695	1,391	-		10,086
Shotgun	4,281	-	(125)	)(3)	4,156
Ambler	5	155	-		160
Nome Gold	142	20	-		162
Other	176	7	-		183

Yukon and British Columbia, Canada[1]
Galore Creek	3,019	1,569	(297	)(2)	4,291
Brewery Creek	1,127	86	(32	)(1)	1,181
Copper Canyon	1	297	-		298
Harlan	33	7	-		40
Klondike	5	-	-		5
McQuesten	1,386	44	(116	)(1)	1,314
Sprogge	38	-	-		38
Other	3	432	-		435
	36,330	4,010	(570)		39,770
1 The properties in the Yukon and British Columbia are held by SpectrumGold.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 13

3. Share capital

Authorized
1,000,000,000 common shares, no par value	in thousands of Canadian dollars
10,000,000 preferred shares issuable in one or more series

Issuance of common shares	Number of	Value
	Shares	$

Balance at November 30, 2003	53,026,814	157,475
Issued in quarter
For cash pursuant to option agreements	358,500	1,304
For cash pursuant to warrant agreements	297,902	1,805

Balance at February 29, 2004	53,684,216	160,584
Issued in quarter
For cash pursuant to option agreements	65,000	98
For cash pursuant to warrant agreements	450,000	2,925

Balance at May 31, 2004	54,199,216	163,607

Effective May 11, 2004 the Company’s shareholders approved an increase in the authorised common shares from 100,000,000 to 1,000,000,000 common shares.

4. Stock options

The Company has adopted the new recommendations for accounting for stock options as required by CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments ("CICA 3870"). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are applied prospectively to grants on or after December 1, 2003; the date of adoption by the Company.

For the three months ended May 31, 2004 the Company has recognized a stock-based compensation charge of $5,452,000 for options granted to employees and non-employees on March 8, 2004.

The fair value of options recognized have been estimated using a price model. Assumptions used in the pricing model are as follows:

May 31,
2004
$
Average risk-free interest rate	3.31%
Expected life	2.18 years
Expected volatility	85%
Expected dividends	Nil

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 14

5. Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment, sales from land, gravel and gold from its operations located in Alaska. The Company’s exploration assets are located in the United States and Canada and the geographical breakdown is shown in note 2.

6. Subsequent events

On July 15, 2004 the Company completed the business combination of SpectrumGold and the Company by way of plan of arrangement. Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold.

A total of 8,573,518 shares of the Company were issued on July 15, 2004 and the Company assumed existing SpectrumGold options, warrants and a property option under which 1,634,074, 74,074 and 222,222 shares may be issued to the holders, respectively. The transaction will be accounted for using the purchase method, with any excess purchase price being allocated to the Galore Creek project in consolidated mineral properties and related deferred costs.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 14

Corporate Information

Officers

Rick Van Nieuwenhuyse, M.Sc.
President & CEO

Doug Brown, B.Sc., M.Sc.
Vice President, Business
Development

Greg S. Johnson, B.Sc. Honors
Vice President, Corporate
Communications

R.J. (Don) MacDonald, C.A.
Senior Vice President & CFO
Corporate Secretary

Joe R. Piekenbrock, M.Sc.
Vice President, Exploration

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Bankers

TD Canada Trust
Bank of Montreal

Legal Counsel

Patterson Palmer
Halifax, Nova Scotia

Dorsey & Whitney
Seattle, Washington

Directors

George Brack
North Vancouver, British Columbia

Michael Halvorson
Edmonton, Alberta

Gerald McConnell
Kings County, Nova Scotia

Cole McFarland
Fallbrook, California

Clynton Nauman
Blaine, Washington

James Philip, C.A.
Coquitlam, British Columbia

Rick Van Nieuwenhuyse
Los Gatos, California

Registrar and Transfer Agent

Computershare Trust Company
Halifax, Nova Scotia

Headquarters

Suite 3454, Four Bentall Centre
1055 Dunsmuir Street
P.O. Box 49215
Vancouver, British Columbia V7X 1K8
Tel: (604) 669-6227
Fax: (604) 669-6272
Toll Free Tel: 1 (866) 669-6227
info@novagold.net
Website: www.novagold.net

Nome Operations

P.O. Box 640
Nome, Alaska 99762-0640
Doug Nicholson
Nome Operations Manager
Tel: (907) 443-5272
Fax: (907) 443-5274

Stock Listing

American & Toronto Stock Exchanges
Common shares: Symbol NG
Warrants (TSX): Symbol NG.WT

Nome Beach placer miners, 1900’s
Alaska State Library, Gold Rush Centennial Collection

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